UNITED STATES                 -------------------------------------
  SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
       WASHINGTON, D.C. 20549             -------------------------------------
                                          OMB Number:                 3235-0058
             FORM 10b-25                  Expires:             January 31, 2005
                                          Estimated average burden
     NOTIFICATION OF LATE FILING          Hours per form...................2.50
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                                          SEC FILE NUMBER:            000-33211
                                          CUSIP NUMBER:             92846Y-10-0
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(Check One): [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F
             [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

             For Period Ended: September 30, 2004
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             [  ] Transition Report on Form 10-K
             [  ] Transition Report on Form 20-F
             [  ] Transition Report on Form 11-K
             [  ] Transition Report on Form 10-Q
             [  ] Transition Report on Form N-SAR
             For the Transition Period Ended:
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

                               VITAL LIVING, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable


                        5080 North 40th Street, Suite 105
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            Address of Principal Executive Office (Street and Number)

                             Phoenix, Arizona 85018
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                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

As a result of the completion of certain transactions, the appointment of a new Chief Financial Officer and the appointment of new independent auditors, the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 could not be completed in time without unreasonable effort and expense to the Company.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Stuart A. Benson             (602)              952-9909
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           (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                  [X] Yes       [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                  [X] Yes       [ ] No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to estimate the changes in the results of operations from the quarter ended September 30, 2004 as compared to the quarter ended September 30, 2003 due to the fact that the Company recently completed certain transactions, appointed a new Chief Financial Officer and appointed new independent auditors. The foregoing will dramatically affect the Company's financial statements and disclosures required to be included in the Form 10-QSB.

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                               VITAL LIVING, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2004                       By:  /s/ Stuart A. Benson
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                                                    Stuart A. Benson, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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